Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

June 4, 2018

Re:

HyperSciences, Inc.

Offering Statement on Form 1-A

Filed on March 6, 2018

CIK No. 0001646921

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of May 17, 2018, which we have set out below, together with our responses.

Overview, page 4

1.

We note your response to prior comment 10. Please tell us whether you plan to file a confidential treatment request for the redacted portions of exhibit 6.10. Refer to Securities Act Rule 406 and Staff Legal Bulletin 1A for guidance.

We do not intend to file a confidential treatment request for the redacted portions of Exhibit 6.10 and have filed the unredacted exhibit.

Risk Factors, page 10

2.

Include appropriate risk factor disclosure regarding the material provisions of the Investor Proxy Agreement, including the information you provide in response to prior comment 3 and Section 12 of exhibit 5. Also, if the Investor Proxy Agreement grants the underwriter the right to sell the securities or enter into additional agreements governing the securities, explain the implications in appropriate risk factors.

We have amended the Risk Factors and Securities Being Offered sections of the Offering Circular to provide additional information relating to the material provisions of the Investor Proxy Agreement and the information provided in response to prior comment 3 and Section 12 of Exhibit 5. The Investor Proxy Agreement does not grant the underwriter the right to sell the securities or enter into additional agreements governing the securities.

Forum Selection Clauses in the Transaction Agreements . . . , page 17

3.

We note your response to prior comment 6. Please expand your risk factor heading and discussion to address any fee shifting provisions included in the transaction agreements.

We have amended the Risk Factors section of the Offering Circular to provide additional information relating to the fee shifting provisions within the transaction agreements.

Investor Proxy Agreement, page 52

4.

We note your response to prior comment 3. Please disclose the percentage of total outstanding votes that the manager would have the authority to direct assuming (1) all investors in this offering invest less than $50,000 and (2) all investors subject to the Investor Proxy Agreement do not cast their vote. Include percentage disclosure for both the minimum and maximum offering amounts. Also, reconcile your disclosure here with the disclosure on your offering circular cover page and the last risk factor on page 15.

We have amended the Investor Proxy Agreement and Voting Agreement to clarify the voting authority of the manager assuming (1) all investors in this offering invest less than $50,000 and (2) investors subject to the Investor Proxy Agreement do not cast their vote. Pursuant to the terms of the current Investor Proxy Agreement, assuming all investors in this offering invest less than $50,000 and do not cast their vote, SI Securities, LLC would have the authority to direct only the votes for the shares that it will receive as equity compensation for the offering. This would amount to 1.4% of total outstanding votes if the maximum amount were raised, and 0.4% if the minimum amount were raised. The current Investor Proxy Agreement filed as of June 4, 2018, which revises the Investor Proxy Agreement filed April 30, 2018, removes any of SI Securities, LLC’s authority to direct the votes of non-voting shares and has the Company direct such votes instead.

We have amended the last risk factor on page 15 (now the first risk factor on page 16) to reconcile its terms with this disclosure and the current Investor Proxy Agreement and Voting Agreement.

5.

In this regard, disclose the purpose of Section 4 of exhibit 5, and clarify how Section 4 will operate in the following scenarios: (1) the majority of all outstanding series A preferred stock do not vote, and the manager has the authority to direct the vote of the majority of the series A preferred shares, and (2) all or a portion of the securities have been converted either by the purchaser or by the manager pursuant to Section 3(d) of exhibit 5. Also, clarify how investors will receive notice of any actions requiring purchaser approval given Section 3(e) and how investors will know about actions the Manager takes on behalf of the investors under Section 4.

The purpose of Section 4 of exhibit 5 is to provide a mechanism for ensuring a quorum can be achieved for important decisions and to provide for administrative convenience. Pursuant to the Investor Proxy Agreement filed June 4, 2018, which revised the prior agreement filed April 30, 2018, in the event any investors under the agreement fail to vote (whether they are a majority of the Series A Preferred Stock or otherwise), the Issuer shall vote such investor’s Series A Preferred Stock on their behalf in alignment with the majority vote of all voting Series A Preferred Stock; provided, however, that if less than 33% of the total investors in the class (based on interest) have voted on such action within the fourteen day notice period, the notice period will be extended by a minimum of seven calendar days up to a maximum of twenty-one calendar days until at least 33% of the total investors in the class (based on interest) have voted on such action, and if, after the notice period has been extended up to the maximum twenty-one calendar days, less than 33% of the total investors in the class (based on interest) have voted on such action, the Issuer shall vote such non-voting shares in alignment with the recommendation of the Board of Directors of the Issuer, in accordance with the Voting Agreement between the Issuer and the investor.

If all or a portion of the Series A Preferred Stock have been converted into common shares pursuant to Section 3(d) of the Investor Proxy Agreement, the voting procedures described in Section 4 would remain unchanged other than, in cases where the Issuer must vote non-voting shares in accordance with the majority of all voting “Class Securities”, such Class Securities would be common shares instead of Series A Preferred Stock. “Class Securities” is defined in Exhibit A, “Definitions and Interpretative Guidelines,” as the capital stock issued by the Issuer to investors in the same class or series as the purchasers under the agreement and any other securities of the Issuer into which the foregoing securities may be converted.

In the event the Issuer must send notice of any actions requiring purchaser approval to investors who are subject to the Investor Proxy Agreement, such notice will be first sent to SI Securities, LLC, who will then send such notice to all investors who are subject to the Investor Proxy Agreement. Such notices will be sent through the SI Securities, LLC platform by e-mail or some other electronic form. SI Securities, LLC will only directly pass on votes from voting investors to the Issuer, and will not take any actions on behalf of non-voting shares. Investors who have not voted within the notice period will receive an e-mail or other written electronic communication from SI Securities, LLC notifying them that their votes have been cast by the Issuer in accordance with either the majority of voting Series A Preferred Stock (or common shares, if converted) or in alignment with the recommendation of the Issuer’s Board of Directors.

Sincerely,

/s/ Daniel M. Wadkins

Daniel M. Wadkins

Partner

Lee & Hayes, PLLC

cc: Mark Russell

HyperSciences, Inc.